Filed by Ralcorp Holdings, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: Kraft Foods Inc.

Commission File No. 001-16483

The following slides were used on February 4, 2008 in a presentation to certain employees of Kraft Foods Inc.

Ralcorp Attendees

Joe Orolin                                Vice President of Product Supply Operations

Jack Owczarczak         Vice President & Director of Human Resources

                          Corporate

Larry Vawter                           Director of Human Resources

                          Ralston Foods

                          Carriage House Companies

ADDITIONAL INFORMATION

In connection with the proposed transaction between Ralcorp and Kraft, Ralcorp and/or a newly formed subsidiary of Kraft that will acquire the Post cereals business will file a proxy statement/prospectus and other documents regarding the proposed transaction with the U.S. Securities and Exchange Commission.  Shareholders are urged to read the proxy statement/prospectus and any other relevant documents when they become available, because they will contain important information about Kraft, Ralcorp and the proposed transactions. The proxy statement/prospectus and other documents relating to the proposed transaction (when they are available) can be obtained free of charge from the SEC’s website at http://www.sec.gov. These documents (when they are available) can also be obtained free of charge from Kraft upon written request to Kraft Foods Inc., Three Lakes
Drive, Northfield, Illinois 60093, or by calling (847) 646-5494, or from Ralcorp upon written request to Ralcorp
Holdings, Inc., 800 Market Street, Suite 2600, Saint Louis, Missouri 63101, or by calling (314) 877-7113.

This communication is not a solicitation of a proxy from any security holder of Ralcorp and shall not constitute an offer to sell or the solicitation of an offer to buy securities, nor shall there be any sale of securities in any jurisdiction in which such solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. However, Kraft, Ralcorp and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from shareholders in connection with the proposed transaction under the rules of the SEC. Information about the directors and executive officers of Kraft may be found in its 2006 Annual Report on Form 10-K filed with the SEC on March 1, 2007, definitive proxy statement relating to its 2007 Annual Meeting of Shareholders filed with the SEC on March 13, 2007 and current reports on Form 8-K filed with the SEC.  Information about the directors and executive officers of Ralcorp may be found in its 2007 Annual Report on Form 10-K filed with the SEC on November 29, 2007, definitive proxy statement relating to its 2008 Annual Meeting of Shareholders filed with the SEC on November 29, 2007 and current reports on Form 8-K filed with the SEC. These documents can be obtained free of charge from the sources indicated above. Additional information regarding the interests of these participants will also be included in the proxy statement/prospectus regarding the proposed transaction when it becomes available.

CAUTIONARY STATEMENT REGARDING FORWARD LOOKING STATEMENTS

This document contains forward-looking statements which are within the safe harbor provisions for forward-
looking statements contained in the Private Securities Litigation Reform Act of 1995.  These forward-looking statements include statements with respect to the expected timing, completion and effects of the proposed merger and the financial condition, results of operations, plans, objectives, future performance and business of Ralcorp and the combined company, including statements preceded by, followed by or that include the words “believes,”
“projects,” “targets,” “should,” “expects,” “anticipates,” “estimates,” “intends,” “plans,” “will,” “can” or similar expressions. These forward-looking statements are not guarantees of future performance and involve certain risks and uncertainties. There are a number of important factors which could cause Ralcorp’s actual results to differ materially from those anticipated by the forward-looking statements. Therefore, actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements. These factors include, but are not limited to: (1) the ability to consummate the proposed transaction; (2) receipt of regulatory and shareholder approvals without unexpected delays or conditions, including without limitation a private letter ruling from the Internal Revenue Service; (3) changes in estimates of future earnings and cash flows; (4) certain financial information included in this document and information that was used in preparation of our estimates is based on unaudited "carved out" financial statements which information may be different once audited; (5)
changes in expectations as to the closing of the transaction; (6) an increase in costs of packaging materials, ingredients, or raw materials, including wheat and corn products, oats, rice, sugar and soybean oil; (7) competitive pressures among branded and private label manufacturers increasing significantly; (8) general economic and business conditions that adversely affect Ralcorp or its suppliers, distributors or customers; (9) Ralcorp’s ability to maintain and/or improve sales and earnings performance; (10) expected synergies and cost savings are not achieved or achieved at a slower pace than expected; (11) integration problems, delays or other related costs;
(12) retention of customers and critical employees; (13) the interest rate Ralcorp pays on its borrowings; (14)
unanticipated changes in laws, regulations, or other industry standards affecting Ralcorp; and (15) those referenced in Item 1A of Ralcorp’s Annual Report on Form 10-K for the year ended September 30, 2007, under the heading “Risk Factors.”

Further information on other factors which could affect the financial results of Ralcorp after the transactions contemplated by the agreement referred to in this press release is included in Ralcorp’s filings with the
SEC.  These documents are available free of charge at the SEC’s website at http:\\www.sec.gov or from Ralcorp.

Agenda

Introduction to Ralcorp

             - History

             - Current State

             - Culture / Work Environment

Impact of Post Transaction on Company

Current Status of Deal

Comp / Benefit Plan Overview

In the Beginning

1994:  Spun-off from Ralston-Purina

Traded on NYSE:  RAH symbol

Original Businesses:

Branded Cereal (Chex)

Branded Baby Food (Beechnut)

Colorado Ski Resorts

Private Label Cereal, Crackers and Cookies

Ralcorp today is:

Largest Store Brand food manufacturer in North America

Leading manufacturer in Frozen Foodservice

Leading manufacturer in In-store bakery

Defining Events

1996 branded cereal producers announced $1
drop in the price of  branded cereal.

Ralcorp transformed its focus from a company
with varied interests to a company clearly focused
on store brand and value brand foods

      - Sold branded Cereal and Chex Snack Mix business

             to General Mills – January 1997

        - Sold Beech-Nut Nutrition Corporation to Millnot - September 1998

      - Sold Ralston Resorts to Vail – January 1997

New Direction

Focus on Store Brand/Foodservice
Platform

Growth through Acquisitions

Explore food categories that provide
strategic fit

Acquisitions and Execution Have
Built an Industry Leader

Wortz Company (1997)

Flavor House (1998)

Sugar Kake (1998)

Nutcracker (1998)

Martin Gillet (1999)

Southern Roasted (1999)

Ripon Foods (1999)

Cascade Cookie (2000)

James P. Linette (2000)

Red Wing (2000)

Torbitt & Castleman (2001)

Lofthouse Foods (2002)

Bakery Chef (2003)

Concept 2 Bakers (2004)

Medallion Foods (2005)

Western Waffle (2005)

Parco Foods (2006)

Cottage Bakery (2006)

Bloomfield Bakers (2007)

Post Cereals (mid-2008 exp close)

Via Five Operating Platforms

Leading Manufacturer of Frozen Griddles
(Pancakes) to Foodservice Customers

#1 Cookie in In-store Bakery

Leading Manufacturer of Artisan Breads
to both Foodservice and In-Store Bakery

#1 Store Brand Frozen Waffles

Frozen Bakery

Leading Store Brand Manufacturer of
Jellies, Jams, Peanut Butter

Carriage House

#1 Store Brand Nut Manufacturer

Nutcracker

#1 Store Brand Cookie / Cracker
Manufacturer

Bremner

#1 Store Brand Cereal Manufacturer

Ralston Foods

History and Overview

Facilities

Streator, IL – (peanut butter)

Buckner, KY – (multi-line)

Dunkirk, NY – (multi-line)

Fredonia, NY – (multi-line)

Nation’s largest supplier of
store brand spoonable and
pourable salad dressings,
table syrup, peanut butter,
preserves and jellies

Leading producer of private
label sauces

Purchased Martin Gillet
March, 1999

Purchased Red Wing July,
2000

Purchased Torbitt &
Castleman February, 2001

More than 10,000 SKUs

Overview

THE CARRIAGE HOUSE COMPANIES, INC.

Raspberry
Blackberry

Preserves & Jellies

Maple Syrup

Peanut Butter

Spoonables (Mayonnaise)

Mexican Sauce

Pourables (Salad Dressing)

BBQ Sauce

Chocolate Syrup

Pasta Sauce

Major Peters Beverage Line

Product Line

Facilities

Princeton, KY – (crackers/cookies)

Poteau, OK – (crackers))

Ripon, WI – (cookies)

Tonawanda, NY – (cookies)

South Beloit, IL – (cookies)

Minneapolis, MN – (crackers)

Produce 45 major cookie items

Store Brand Cookie Product Line:

   - Premium Sandwich Cremes

   - “Value” Sandwich Cremes

   - Wire Cut Cookies (Choc. Chip,

   - Pecan Shortbread, Vanilla Wafers, etc.)

   - Enrobed Cookies

   - (Fudge Graham, Striped Shortbread, etc.)

   - Animal Cookies

   - Fig Bars

   - Sugar Wafers

Produce 22 major cracker items –

focused on brand emulation

Cracker Product Line:

  - Saltines/Oysters

  - Grahams

  - Sprayed Butter (Ritz, Townhouse)

  - Club Cracker

  - Cheese

  - Wheat

  - Shredded Wheat (Triscuit)

    - Premium Crackers

History and Overview

Nutcracker

Plant located in Dothan Alabama

State-of-the-art equipment,
processes and warehouse

Linette

Plant located in Womelsdorf,
Pennsylvania

Facilities

Founded in 1981 by Hintlian
Brothers

Sold to Ralcorp 1998

#1 Private Label Snack Nut
manufacturer in USA

Produce over 55% of all Private
Label Nuts in USA

#1 Private Label Peanut Butter
Cup manufacturer

Overview

- Filled, molded chocolate
candies

    • Peanut Butter cups

    • Carmel cups

    • Mint cups

- Chocolate/Nut Clusters

- Panned/polished nuts

- Low-melt chocolate products for

    ice cream inclusions

Oil Roasted line

  - Peanuts

  - Cashews

  - Mixed Nuts

  - Smoked
Almonds

  - Trail Mixes

Full Bagged Line

  - Peanuts /
Cashews

  - Walnuts

  - Almonds

  - Pecans

Dry Roasted Nut Line

  - Regular Peanuts

  - Honey Roasted

  - Sunflower

  - Macadamia

Overview

Frozen Bakery Products is the
combination of:  Bakery Chef,
Lofthouse, Cascade, Concept 2
Bakers, Western Waffle and
Cottage Bakery.

Frozen Bakery offers fully
finished and frozen cookies,
griddle, waffles and bread
products to both foodservice and
retail.

Facilities

Overview

Louisville, KY (2 plants) – multi-
line

Seattle, WA – multi-line

Grand Rapids, MI – bread

Chicago, IL – muffins

Ogden, UT - cookies

Fridley, MN – Artisan bread

Vancouver and Brantford –
Waffles

Lodi CA – Thaw & Sell Par-
baked and frozen dough, artisan
breads, bagels, Danish, donuts,
cakes

Cookies

  - Lofthouse Cookies

  - Cascade Holiday Cut-Out

      cookies

  - Cascade Sweet Treats

  - Premium Wire-Cut cookies

  - No-Bake cookies

Breads and Rolls

  - Table Breads

  - Sliced Breads

  - Breadsticks

  - Rolls & Buns

  - Artisan Breads

Other Baked Goods

  - Danish

  - Bagels

  - Donuts

  - Cakes

Pancakes

Buttermilk

Blueberry

Chocolate Chip

Waffles

Golden Square

Belgian Waffle

Biscuits

Buttermilk Biscuits

Cinnamon Raisin Biscuits

Easy Split Buttermilks

Mix

French toast

Cinnamon Swirl

Home Style

French Toast Stix

Muffins

Mainstream

  - Chocolate

  - Blueberry

  - Banana Nut

  - Bran

  - Lemon

Indulgent

  - Dulce de Leche

  - Cranberry Orange

  - Walnut Steusel

Ralston Foods
History and Overview

St Louis –  Headquarters

RFC Manufacturing

Lancaster, OH
Battle Creek, MI

Cedar Rapids, IA

Sparks, NV

CO Packer –Roskam - MI

RF 3rd Party Distribution

ODW – OH

Worley – IA

OHL – NV

Medallion Manufacturing

Newport AR

Bloomfield Bakers Manufacturing

Azusa CA

Los Alamitos CA

Overview

Facilities

4/1/94 Largest part of Purina
spin-off

Chex brand cereals, and
snackmix, SB cereal,
Beechnut, Keystone Resorts

1996 Sold Chex brand,
Beechnut, and Keystone

2005 Acquired Medallion

2007 Acquired Bloomfield

Bloomfield Bakers

Cereals - Organic RTE and Hot

Cookies/Crackers – Organic

Bars - Cold slab and baked

   - Cereal and Granola

Medallion

Corn Chips

Tortilla Chips

Cheese Snacks

Ralston Foods Cereal

RTE Cereal

Traditional emulations,

organic, unique

Box, Bag

Hot Cereal

Tubes, instants

Snackmix (warehouse delivered)

Ralcorp Locations

 Tonawanda

Sparks

Ogden

Seattle

Fridley

Minneapolis

Chicago

Ripon (2 plants)

Cedar
Rapids

St. Louis

Streator

Poteau

Dothan

Princeton

Buckner

Louisville (2 plants)

Lancaster

Dunkirk

Fredonia

Womelsdorf

Battle Creek

Grand Rapids

  Ralcorp Headquarters

  Ralcorp Frozen Bakery (10 facilities)

  Bremner Food Group (8 facilities)

  Carriage House (4 facilities)

  Ralston Foods (7 facilities)

Vancouver

Brantford

Lodi

Bloomfield

     (2 plants)

Newport

Frozen Bakery 28%
Ralston Foods 27%
Bremner 15%
Nutcracker 11%
Carriage House 19%

FY2007 Net Sales by Division

Net Sales by Division

Total FY2007 Sales:  $2.23 Billion

2400
2200
2000
1800
1600
1400
1200
1000
800
600
400
847.0
1178.0
1280.3
1303.6
1558.4
1675.1
1850.2
2230.0
2000
2001
2002
2003
2004
2005
2006
2007
Fiscal Year

Net Sales (in millions)

POST

TRANSACTION

Ralcorp/Post - Why the Deal?

Adds Significant Scale

Adds 3rd largest US RTE branded
cereal maker

Strengthens position in core, center-of-
store,  destination category

Premier mid cap food company with
strong margins and balance sheet

Ralcorp/Post - Why the Deal?

Improved Business Mix

Balance portfolio between branded (32%), private
label (49%) and frozen bakery (19%)

Post has a complete portfolio in the cereal category

Ralcorp/Post - Why the Deal?

Strong Foundation for Growth

Greater Ability to pursue acquisitions of branded
businesses as well as private label and frozen
bakery businesses

Potential for operational, logistics and procurement
efficiencies

Opportunities to leverage trademarks in new
categories

Post will benefit from increased focus under Ralcorp
Management

Bremner
15%
Ralston Foods
27%
Nutcracker
11%
Carriage House
19%
Frozen Bakery
28%
Bremner
10%
Nutcracker
8%
Post Cereal
32%
Carriage House
13%
Frozen Bakery
19%
Ralston Foods
18%
Post Cereal
100%

The New Ralcorp – Branded, Private
Label and Frozen Bakery Balance

Post Cereal Sales Mix

New Ralcorp Sales Mix

Ralcorp Sales Mix

Attractive Portfolio With
Significant Market Presence

New Ralcorp

Carriage

House

Bremner

Ralston

Post

Frozen

Bakery

Largest store
brand cracker
company

Largest store
brand cookie
company

Largest supplier
of private label
snack nuts

Leading supplier
of food service
and private label
frozen griddle
and bakery
products

Leading supplier
of thaw and sell
in-store bakery
cookies

Largest supplier
of private label
RTE cereal

3rd largest
branded U.S.
RTE cereal
company

Nation’s largest
supplier of store
brand:

Spoonable
salad
dressings

Salsa

Table syrup

Peanut butter

Preserves
and jellies

Nutcracker

Post Transaction – Next Steps

Integration planning underway at Ralcorp

Kraft will provide transition services for up to 18
months post-closing

Post will be managed separately from private
label cereal division

Manufacturing transition will begin immediately
upon closing

No facility closures planned

POST Transaction – Next Steps

Legal Transactions                                                    Completed

FTC – Hart Scott Rodino Review

IRS – Ruling on tax free treatment of transaction

Ralcorp Shareholder Approval

Transaction must be approved

   by shareholders

Deal Close – Anticipated Mid 2008

Company Culture

Team Based

Collaborative

Results and Action Oriented

High Integrity / Respect

Customer Focused

Conditioned for Change

Flexible / Casual Work Environment

Good Work / Life Balance

Ralcorp Holdings, Inc.

Compensation and
Employee Benefits

Ralcorp Compensation and
Employee Benefits

Today we’ll provide an overview of the
compensation and benefits package

Many details remain to be resolved and
are in the process of being addressed –
we can’t answer all of the questions you
may have at this time

A written summary of this material will be
provided at the end of today’s meeting

Highlights

Benefits – Ralcorp offers a comprehensive
benefits package through top-tier third party
insurance companies and service providers

Compensation – for at least two years base pay
and target cash incentives will be at least equal
to those in place at the time the transaction is
completed

PTO/accrued vacation balance at the time
transaction closes will be carried over into
Ralcorp programs

Benefit Plans

Health Care Plan
(Medical/Prescription
Drugs/Dental)

Retiree Health (if
eligible)

Vision Plan

Group Term Life

Long Term Disability

Voluntary Personal
Accident (AD & D)

Company Travel
Accident

Short Term Disability

Employee Assistance
Plan

Retirement Plan

Savings Investment
Plan (401k)

Ralcorp Health Care Plan - Medical

Two Preferred Provider Organization (PPO) plan
designs available – plan provisions are
summarized in handout material

Benefits provided through the following
networks:

Medical -  Anthem Blue Cross/Blue Shield

Prescription Drugs – Medco Health Systems

Amounts incurred in 2008 toward deductibles,
coinsurance and out-of-pocket maximums in the
Kraft plans will be recognized toward satisfying
these provisions in Ralcorp’s plan

Dental/Vision

Dental

Two dental plan designs offered through Delta Dental
networks

As with medical coverage, amounts incurred in 2008
toward deductibles, coinsurance and out-of-pocket
maximums in the Kraft plans will be recognized
toward satisfying these provisions in Ralcorp’s plan

Vision  benefit plan provided through Vision
Service Plan (VSP)

Plan summaries are included in handout
materials

Retiree Health Coverage

If you do not meet the eligibility requirements for
retiree coverage through Kraft when the
transaction is completed, you may still qualify for
unsubsidized retiree coverage under the Ralcorp
Health Plan

Eligibility to participate under the Ralcorp plan
requires that you:

Were hired by Kraft prior to 1/1/04

At the time of your termination or retirement from
Ralcorp are age 55 with at least 10 year of service

Flexible Spending Accounts (FSA)

Health Care Reimbursement Account (HCRA)

Dependent Care Reimbursement Account
(DCRA)

Transition Provisions:

Unused FSA account balances remaining from your
2008 Kraft FSA elections will remain available

2008 elections under Kraft’s FSA plan will remain in
effect

  Other Benefits

Group Term Life

Company paid – 2 times earnings

Optional Employee Coverage – 1 to 5 times
earnings

Optional Spouse/Dependent Coverage

Long Term Disability – coverage available to replace
60% of earnings

Short Term Disability

Voluntary Personal Accident (AD&D)

Company Travel Accident

Employee Assistance Plan (EAP)

Retirement Income Benefits

Ralcorp’s general strategy is to provide the
Company-paid portion of retirement income
benefits through enhanced Company
contributions to 401k-type plans

As part of our integration strategy for the Post
business, we will provide benefits that mirror key
provisions of the current Kraft Pension and Thrift
(401k) plans for a two year period following
completion of the Post acquisition

Pension Benefits

All Kraft service will be recognized for
determining eligibility and vesting

Ralcorp will duplicate the following
features of the Kraft pension plan

Benefit accrual formulas

Vesting provisions

Eligibility for retirement benefits

Early retirement subsidy provisions

Pension Benefits

We will use the same process to
determine your final average earnings

The calculation of final average earnings
will include eligible compensation paid to
you during your Kraft service

Benefits earned while employed by Kraft
will be paid from the Kraft pension plan;
benefits earned for Ralcorp service will be
paid from the Ralcorp pension plan

401k Benefits

During the two-year transition period, we will
continue to provide the same level of Company
matching contributions

Kraft service will be recognized for purposes of
eligibility and vesting

Company contributions will vest at a rate of 25%
for each year of service – fully vested after 4
years

You will have an opportunity to receive a
distribution of your vested Kraft 401k plan
balance and rollover that amount into the
Ralcorp 401k plan, subject to some restrictions.

Next Steps

Continue to work on many plan details
and transition

Prepare for benefit enrollment activities

Ralcorp Frozen Bakery Products™		C2B Lofthouse Cookies Cottage Bakery
Bremner		
The Carriage House Companies, Inc.		
Nutcracker		
Ralston Foods

Our Family of Products

Cookies:                    Crackers – Full Range

Mayonnaise                         Pourable Salad Dressing

Jams, Jellies                       Peanut Butter

Syrup                                    Bar-B-Que Sauce. Seafood/Cocktail  Sauce

Mex. Sauces                        Pasta Sauces

Steak Sauces                       Flavored Syrup

Oil Roasted Snack Nuts, Peanuts Cashews, Almonds Pecans

Dry Roasted Nuts, Peanuts, Cashews, mixed Nuts, Macadamia Nuts,
Sunflower Kernels, Natural Pistachios

Specialty Products

Baking Nuts, Walnuts, Almonds, Pecans, etc.

Linette Quality Chocolates

Ready to Eat Cereals – Full Range

Hot Cereals – Full Range

Corn Based Snacks

Griddle Products

Pancakes

Biscuits

Waffles

French Toast Sticks

Breads:

Artisan Breads and Rolls

Cookies:

Frosted Cookie

Premium Wire Cut Cookie

Frozen Dough

Fully Finished Cakes